                                                FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-69819
                                                           Prospectus Supplement
                                         (To Prospectus Dated February 23, 1999)

1,484,588 shares
ADELPHIA COMMUNICATIONS CORPORATION
Class A common stock

The stockholders of Adelphia Communications Corporation as described under the caption "Selling Stockholders" on page 28 of this prospectus supplement are offering and selling up to 1,484,588 shares of Adelphia's Class A common stock under this prospectus supplement.

The Class A common stock is listed on the Nasdaq National Market. The Class A common stock's ticker symbol is "ADLAC." On December 27, 1999, the closing sale price on the Nasdaq National Market of a single share of the Class A common stock was $64.00.

Our common stock also includes Class B common stock. The rights of holders of the Class A common stock and Class B common stock differ with respect to certain aspects aspects of dividends, liquidations and voting. The Class A common stock has preferential rights with respect to cash dividends and distributions upon the liquidation of Adelphia. Holders of Class B common stock are entitled to greater voting rights than the holders of Class A common stock; however, the holders of Class A common stock, voting as a separate class, are entitled to elect one of Adelphia's directors.

You should carefully review "Risk Factors" beginning on page 7 for a discussion of things you should consider when investing in our Class A common stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

          The date of this prospectus supplement is December 28, 1999.

                               TABLE OF CONTENTS
                               -----------------

ADELPHIA.............................   1
RISK FACTORS.........................   7
DILUTION.............................  28
SELLING STOCKHOLDERS.................  28
USE OF PROCEEDS......................  29
PLAN OF DISTRIBUTION.................  29
WHERE YOU CAN FIND MORE INFORMATION..  31
EXPERTS..............................  33

                                    ADELPHIA

     This summary may not contain all the information that may be important to you. You should read the entire prospectus supplement and those documents incorporated by reference into this document, including the risk factors, financial data and related notes, before making an investment decision. When we use the term Adelphia Parent Company, we are referring only to the parent holding company entity, Adelphia Communications Corporation, and not to its subsidiaries.

     Adelphia is a leader in the telecommunications industry with cable television and local telephone operations. We are the sixth largest cable television operator in the United States, after giving effect to the recent and pending cable system acquisitions and the pending swaps described in "Recent Developments." Through our subsidiary Adelphia Business Solutions, Inc., we own and operate a leading national provider of facilities-based integrated communications services. John J. Rigas, the Chairman, President, Chief Executive Officer and founder of Adelphia, has owned and operated cable television systems since 1952.

     Our operations consist of providing telecommunications services primarily over our networks, which are commonly referred to as broadband networks because they can transmit large quantities of voice, video and data by way of digital or analog signals. We owned cable television systems with broadband networks that passed in front of approximately 8.3 million homes and served approximately 5.3 million basic subscribers as of September 30, 1999, after giving effect to the recent and pending cable system acquisitions and the pending swaps described in "Recent Developments." After giving effect to these recent and pending acquisitions and the pending swaps, our cable systems are organized into ten regional clusters: Los Angeles, Florida, New England, Midwest, Great Lakes, Virginia, Western Pennsylvania, Puerto Rico, Colorado Springs and Eastern Pennsylvania. Approximately 40% of our basic subscribers are located in our Los Angeles and Florida clusters and approximately 75% of our basic subscribers are located in our five largest clusters.

     Adelphia Business Solutions provides its customers with alternatives to the incumbent local telephone company for local and long distance voice services, high-speed data and Internet services. Adelphia Business Solutions' telephone operations are referred to as being facilities based, which means it generally owns the local telecommunications networks and facilities it uses to deliver these services, rather than leasing or renting the use of another party's networks to do so. As of September 30, 1999, Adelphia Business Solutions was serving 48 metropolitan statistical areas and had sold 272,635 access lines of which 250,805 were installed, approximately 57% of which Adelphia Business Solutions provisioned on its own switches. Adelphia Business Solutions' Class A common stock is quoted on the Nasdaq National Market under the symbol "ABIZ."

     Recent Developments

     Cleveland Acquisition

     On December 8, 1999, we announced the signing of definitive agreements under which we will purchase cable systems serving approximately 306,000 cable subscribers in the greater Cleveland, Ohio metropolitan area from Cablevision Systems Corporation. The purchase price of approximately $1.53 billion is comprised of approximately $990.0 million in cash and approximately $540.0 million in Adelphia Class A common stock. This acquisition is subject to customary closing conditions, including the receipt of necessary governmental approvals and other consents.

     November 1999 Adelphia Business Solutions Common Stock Offering

     On November 30, 1999, Adelphia Business Solutions completed a public offering of 8.75 million shares of its Class A common stock at a public offering price of $30.00 per share. In connection with this offering, Adelphia Business Solutions also granted the underwriters an over-allotment option to purchase an additional 1.3 million shares at the public offering price less the underwriting discount. As of the date of this prospectus supplement, that option has not been exercised. Net proceeds to Adelphia Business Solutions from this offering, after deducting offering expenses, were approximately $253 million. Adelphia Business Solutions intends to use the proceeds from these offerings for the funding of its national expansion, working capital requirements, operating losses and investments in its networks and for other general corporate purposes.

     November 1999 Adelphia Business Solutions Direct Placement

     On November 30, 1999, we purchased directly from Adelphia Business Solutions approximately 5.18 million shares of Adelphia Business Solutions' Class B common stock. In this prospectus supplement we refer to this stock purchase as the November ABS Direct Placement. The November ABS Direct Placement was at a per share price equal to $28.95, which was the public offering price less the underwriting discount in the November 30, 1999 public offering of Adelphia Business Solutions' Class A common stock described above. This sale of Adelphia Business Solutions' Class B common stock resulted in proceeds to Adelphia Business Solutions of approximately $150 million. Adelphia Business Solutions intends to use the proceeds from the November ABS Direct Placement for the same purposes as it intends to use the proceeds from the November 30, 1999 public offering described above.

     November 1999 Senior Notes Offering

     On November 16, 1999, Adelphia consummated an offering of $500.0 million of 9 3/8% Senior Notes due 2009. Net proceeds to Adelphia from this offering were approximately $495.5 million. A portion of these net proceeds were used to redeem $125 million aggregate principal amount of our 11 7/8% Senior Debentures due 2004 at 104.5% of principal plus accrued interest, and the remainder were contributed to Adelphia's subsidiaries and used to repay borrowings under revolving credit facilities of those subsidiaries, all of which, subject to compliance with the terms of and maturity of the revolving credit facilities, may be reborrowed and used for general corporate purposes such as acquisitions, capital expenditures, investments (including investments in our subsidiaries) or other corporate purposes.

     Hyperion Name Change

     On July 1, 1999, Adelphia and Hyperion announced their decision to further combine the efforts of both companies and that Hyperion was changing the name under which it will be doing business to Adelphia Business Solutions. On October 25, 1999, after its stockholders approved the changing of its legal name, Hyperion filed an amendment to its certificate of incorporation formalizing the change from Hyperion Telecommunications, Inc. to Adelphia Business Solutions, Inc.

     Adelphia Business Solutions Shelf Registration

     On October 13, 1999, Adelphia Business Solutions filed a shelf registration statement with the SEC registering $1.5 billion of securities. The shelf became effective on October 22, 1999.

     October 1999 Common Stock Offering

     On October 6, 1999, Adelphia completed a public offering of 6.0 million shares of its Class A common stock at $57 per share. Net proceeds to Adelphia from this offering, after deducting offering expenses, were approximately $330.0 million. Adelphia initially invested the net proceeds in cash equivalents and advanced or contributed a portion of the remaining net proceeds to certain subsidiaries to repay borrowings under subsidiary credit agreements.

     October Rigas Direct Placement

     On October 1, 1999, we entered into a stock purchase agreement with Highland Holdings, a general partnership controlled by members of the family of John Rigas, under which Adelphia agreed to sell to Highland Holdings and Highland Holdings agreed to purchase 2.5 million shares of Adelphia Class B common stock. In this prospectus supplement, we will refer to this stock purchase as the October Rigas Direct Placement. The October Rigas Direct Placement will be at a per share price equal to $55.00, which is the public offering price less the underwriting discount in the October 6, 1999 public offering of Class A common stock described above, plus an interest factor. Closing on the October Rigas Direct Placement is to occur on or prior to July 2, 2000 as determined by Highland Holdings at its discretion. The agreement for the October Rigas Direct Placement is subject to customary closing conditions.

     Century Acquisition

     On October 1, 1999, Adelphia acquired Century Communications Corp., through a merger whereby Century was merged with and into a wholly owned subsidiary of Adelphia, Arahova Communications, Inc., pursuant to an agreement and plan of merger, dated as of March 5, 1999, and as amended on July 12, 1999 and as further amended on July 29, 1999. For ease of reference in this prospectus supplement, we will refer to the acquisition of Century as the Century acquisition, and the surviving corporation will be referred to as Arahova.

     In connection with the closing of the Century acquisition, Adelphia issued approximately 47.8 million new shares of Adelphia Class A common stock and paid approximately $811.9 million to the stockholders of Century, and assumed approximately $1.7 billion of debt. This transaction was approved by Century and Adelphia stockholders at their respective stockholders' meetings on October 1, 1999. As of August 31, 1999, Century had approximately 1,610,000 basic subscribers after giving effect to Century's pending joint venture with AT&T.

     At the effective time of the merger, Adelphia also purchased Citizens Cable Company's 50% interest in the Citizens/Century Cable Television Joint Venture, one of Century's 50% owned joint ventures, for a purchase price of approximately $157.5 million, comprised of approximately $27.7 million in cash, approximately
1.85 million shares of Adelphia Class A common stock and the assumption of indebtedness. This joint venture serves approximately 92,300 basic subscribers in California and was jointly owned by Century and Citizens Cable Company, a subsidiary of Citizens Utilities Company.

     FrontierVision Acquisition

     On October 1, 1999, Adelphia completed the acquisition of FrontierVision Partners, L.P. through ACC Operations, Inc. and Adelphia GP Holdings, LLC, wholly owned subsidiaries of Adelphia that acquired all of the partnership interests of FrontierVision from its partners in exchange for approximately $543.3 million in cash, 7.0 million shares of Adelphia Class A common stock and assumed debt of approximately $1.1 billion. As of September 30, 1999, FrontierVision owned and operated cable television systems serving approximately 710,000 basic subscribers.

     Harron and Other Acquisitions

     On October 1, 1999, Adelphia completed the acquisition of Harron Communications Corp. by acquiring all of the outstanding common stock of Harron from the stockholders of Harron for approximately $852.7 million in cash and approximately $303.0 million in assumed debt. As of September 30, 1999, Harron owned and operated cable television systems servicing approximately 298,000 basic subscribers.

     In addition to the Cleveland, Century, FrontierVision and Harron acquisitions, the May 1999 cable system swap agreements described below, and the acquisition of Telesat's interests in Olympus described below, Adelphia also has consummated acquisitions covering an aggregate of approximately 102,000 additional basic subscribers for an aggregate price of approximately $484.5 million, on or prior to October 29, 1999.

     Telesat Stock Repurchase and Acquisition of Olympus Interests

     On January 29, 1999, Adelphia purchased from subsidiaries of Telesat Cablevision, Inc., a subsidiary of FPL Group, Inc., shares of Adelphia's stock owned by those Telesat subsidiaries. Adelphia purchased 1,091,524 shares of Adelphia Class A common stock and 20,000 shares of its Series C cumulative convertible preferred stock which were convertible into an additional 2,358,490 shares of Adelphia Class A common stock. These shares represented 3,450,014 shares of Adelphia Class A common stock on a fully converted basis. At that time Adelphia also agreed to acquire Telesat's equity interests in Olympus Communications, L.P., a non-consolidated joint venture between Adelphia and Telesat. This acquisition closed on October 1, 1999. Olympus owns and operates cable television systems which as of September 30, 1999 served approximately 646,800 basic subscribers. The aggregate purchase price for this transaction was approximately $108.0 million.

     May 1999 Cable System Swap Agreements

     On May 26, 1999, Adelphia announced that it had agreed to exchange certain cable systems with Comcast Corporation and Jones Intercable, Inc. in a geographic rationalization of the companies' respective markets. As a result of this transaction, Adelphia would add approximately 440,000 basic subscribers in Los Angeles, California and West Palm/Fort Pierce, Florida. In exchange, Comcast and Jones would receive systems currently owned, managed or under contract to be acquired by Adelphia serving approximately 464,000 basic subscribers in suburban Philadelphia, Pennsylvania, Ocean County, New Jersey, Ft. Myers, Florida, Michigan, New Mexico and Indiana. All systems involved in the transactions will be valued by agreement between the parties or, following a failure to reach agreement, by independent appraisals, and any difference in relative value will be funded with cash or additional cable systems. The system exchanges are subject to customary closing conditions and regulatory approvals and are expected to close by mid-2000.

     April 1999 Series D Convertible Preferred Stock Offering

     On April 30, 1999, and in a related transaction on May 14, 1999, Adelphia consummated an offering of 2.5 million shares, plus an additional 375,000 shares pursuant to an underwriters' overallotment option, of 5 1/2% Series D Convertible Preferred Stock, liquidation preference $200 per share. Net proceeds to Adelphia from this offering, after deducting offering expenses, were approximately $557.0 million. Adelphia invested a portion of the net proceeds in cash equivalents and advanced or contributed the remaining net proceeds to certain subsidiaries to repay borrowings under subsidiary credit agreements, a portion of which was reborrowed to fund the acquisitions which closed on October 1, 1999.

     April 1999 Common Stock Offering

     On April 28, 1999, Adelphia consummated an offering of 8.0 million shares of Class A common stock. Net proceeds to Adelphia from this offering, after deducting offering expenses, were approximately $485.5 million. Adelphia advanced or contributed the net proceeds to certain subsidiaries to repay borrowings under subsidiary credit agreements, a portion of which was reborrowed to fund the acquisitions which closed on October 1, 1999.

     April 1999 Senior Notes Offering

     On April 28, 1999, Adelphia consummated an offering of $350 million of 7 7/8 % Senior Notes due 2009. Net proceeds from this offering, after deducting offering expenses, were approximately $345.0 million. The net proceeds were used to repay borrowings under subsidiary credit agreements, a portion of which was reborrowed to fund the acquisitions which closed on October 1, 1999.

     April Rigas Direct Placement

     On April 9, 1999, Adelphia entered into a stock purchase agreement with Highland Holdings, a general partnership controlled by members of the family of John J. Rigas, pursuant to which Adelphia agreed to sell to Highland Holdings and Highland Holdings agreed to purchase $375.0 million of Adelphia Class B common stock. We will refer to this purchase as the April Rigas Direct Placement. The purchase price for the Class B common stock will be $60.76 per share, which is equal to the public offering price in Adelphia's April 28, 1999 public offering of Class A common stock described above less the underwriting discount, plus an interest factor. Closing under this stock purchase agreement is to occur on or prior to January 23, 2000 as determined by Highland Holdings at its discretion.

     March 1999 Adelphia Business Solutions Notes Offering

     On March 2, 1999, Adelphia Business Solutions issued $300.0 million of 12% Senior Subordinated Notes due 2007. An entity controlled by members of the Rigas family purchased $100.0 million of the $300.0 million of Senior Subordinated Notes directly from Adelphia Business Solutions at a price equal to the aggregate principal amount less the discount to the initial purchasers. The net proceeds of approximately $292.0 million have been or will be used to fund Adelphia Business Solutions' acquisition of interests held by local partners in certain of its networks, for capital expenditures and investments in its networks, for working capital purposes and for general corporate purposes.

     For other recent developments regarding Adelphia, we refer you to our most recent and future filings under the Exchange Act.

     Our executive offices are located at One North Main Street, Coudersport, Pennsylvania 16915, and our telephone number is (814) 274-9830.

                                  RISK FACTORS

  Before you invest in Adelphia's Class A common stock, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in or incorporated by reference in this prospectus supplement before you decide to purchase shares of Adelphia's Class A common stock.

  High Level Of Indebtedness

  As of September 30, 1999, we owed approximately $4.0 billion and as of that date we would have owed approximately $10.5 billion had we completed the FrontierVision, Harron, Olympus, Century and Cleveland acquisitions prior to that date. Our high level of indebtedness can have important adverse consequences to us and to you.

Adelphia has a substantial amount of debt. We borrowed this money to purchase and to expand our cable systems and other operations and, to a lesser extent, for investments and loans to our affiliates. At September 30, 1999, our indebtedness totaled approximately $4.0 billion. This included approximately:

 .   $2.4 billion of Adelphia Parent Company public debt;

 .   $766.8 million of debt owed by our subsidiaries to banks, other financial institutions and other persons; and

 .   $795.1 million of public debt owed by Adelphia Business Solutions,
    Adelphia's subsidiary, which is a super-regional provider of integrated communications services.

Arahova and its subsidiaries have substantial indebtedness. At August 31, 1999, Arahova and its subsidiaries had long-term debt of approximately $2.6 billion (exclusive of current maturities of $290.0 million), including approximately $1.9 billion principal amount of public indebtedness under indentures, $963.0 million of indebtedness under four credit agreements entered into by subsidiaries of Arahova and various banks and $80.0 million of indebtedness under a note agreement entered into by a subsidiary of Arahova. Arahova is the surviving corporation in the Century acquisition, which closed on October 1, 1999.

FrontierVision and its subsidiaries have substantial indebtedness. At the time of the closing of the FrontierVision acquisition, FrontierVision and its subsidiaries had nonaffiliate long-term debt of approximately $1.1 billion, including approximately $667.5 million owed to banks under a credit agreement and approximately $468.9 million owed under indentures for public notes. FrontierVision was acquired on October 1, 1999.

At the time of the closing of the Harron acquisition on October 1, 1999, we assumed approximately $303.0 million of debt.

Olympus also had approximately $382.2 million of debt as of September 30, 1999. Olympus was consolidated with Adelphia upon Adelphia's acquisition of Telesat's interests in Olympus on October 1, 1999.

The Century, FrontierVision, Olympus and Harron acquisitions are reflected in Adelphia's unaudited condensed consolidated pro forma financial statements incorporated by reference in this prospectus supplement.

     We may need to refinance significant Arahova indebtedness that we have assumed.

Under the indentures for Arahova's public notes which were assumed as part of the Century acquisition, Arahova is required to make an offer to purchase the public notes if the merger results in the public notes being downgraded to a specified level by certain national rating agencies. Upon announcement of the merger, certain rating agencies announced that the Arahova notes were under review with a view to a downgrade to a level which would not require Arahova to make an offer to repurchase public notes. In the event that Arahova would be required to make an offer to repurchase the public notes at 101% of the amount of the notes and a significant amount of notes were tendered to Arahova for repurchase, this could materially decrease Adelphia's liquidity.

     Debt service consumes a substantial portion of the cash we generate. This could affect our ability to invest in our business in the future as well as to react to changes in our industry or economic downturns.

Our high level of indebtedness can have important adverse consequences to us and to you. It requires that we spend a substantial portion of the cash we get from our business to repay the principal and interest on these debts. Otherwise, we could use these funds for general corporate purposes or for capital improvements. Our ability to obtain new loans for working capital, capital expenditures, acquisitions or capital improvements may be limited by our current level of debt. In addition, having such a high level of debt could limit our ability to react to changes in our industry and to economic conditions generally. In addition to our debt, at September 30, 1999, the Adelphia Parent Company had approximately $148.3 million and Adelphia Business Solutions had approximately $252.3 million of redeemable exchangeable preferred stock which contain payment obligations that are similar to Adelphia's debt obligations.

     Approximately 32% of our debt outstanding at September 30, 1999 must be repaid by January 1, 2004 and all of it must be paid by 2009.

Our debt comes due at various times up to the year 2009, including an aggregate of approximately $1.3 billion as of September 30, 1999, which we must pay by January 1, 2004.

As discussed above, Arahova, FrontierVision, Harron and Olympus also have a substantial amount of debt. Under its current terms, this debt comes due at various times up to the year 2017, including an aggregate of approximately $1.4 billion as of September 30, 1999 (May 31, 1999 as to Arahova), which must be paid over the next five years.

Our Business Requires Substantial Additional Financing And If We Do Not Obtain That Financing We May Not Be Able To Upgrade Our Plant, Offer Services, Make Payments When Due Or Refinance Existing Debt

Our business requires substantial additional financing on a continuing basis for capital expenditures and other purposes including:

 .    constructing and upgrading our plant and networks--some of these upgrades we must make to comply with the requirements of local cable franchise authorities;

 .    offering new services;

 .    scheduled principal and interest payments;

 .    refinancing existing debt; and

 .    acquisitions and investments.

There can be no guarantee that we will be able to issue additional debt or sell stock or other additional equity on satisfactory terms, or at all, to meet our future financing needs.

We Have Had Negative Stockholders' Equity And Large Losses And We Expect This To Continue

The Total Convertible Preferred Stock, Common Stock and Other Stockholders' Equity at September 30, 1999 was approximately $212.2 million. Our continuing net losses, which are mainly due to our high levels of depreciation and amortization and interest expense, may create deficiencies in or reduce our Total Convertible Preferred Stock, Common Stock and Other Stockholders' Equity. Our recent net losses applicable to our common stockholders were approximately as follows for the periods specified:

 .    fiscal year ended March 31, 1997--$130.6 million;

 .    fiscal year ended March 31, 1998--$192.7 million;

 .    nine months ended December 31, 1998--$135.8 million; and

 .    nine months ended September 30, 1999--$154.4 million.

We expect to continue to incur large net losses for the next several years.

     Our earnings have been insufficient to pay for our fixed charges and preferred stock dividends.

Our earnings could not pay for our combined fixed charges and preferred stock dividends during these periods by the amounts set forth in the table below, although combined fixed charges and preferred stock dividends included substantial non-cash charges for depreciation, amortization and non-cash interest expense on some of our debts and the non-cash expense of Adelphia Business Solutions' preferred stock dividends:

                                                  Earnings    Non-Cash
                                                 Deficiency   Charges
                                                 ----------   -------
                                                    (in thousands)
 .    fiscal year ended March 31, 1997            $ 6l,848     $165,426
 .    fiscal year ended March 31, 1998            $113,941     $195,153
 .    nine months ended December 31, 1998         $116,899     $186,022
 .    nine months ended September 30, 1999        $139,259     $234,675

     If we cannot refinance our debt including debt incurred in connection with the acquisitions of FrontierVision, Century, Harron and Telesat's interest in Olympus or obtain new loans, we would likely have to consider various financing options. We cannot guarantee that any options available to us would enable us to repay our debt in full.

Historically, the cash we generate from our operating activities and borrowings has been sufficient to meet our requirements for debt service, working capital, capital expenditures and investments of in and advances to our affiliates, and we have depended on additional borrowings to meet our liquidity requirements. Although in the past we have been able both to refinance our debt and to obtain new debt, there can be no guarantee that we will be able to continue to do so in the future or that the cost to us or the other terms which would affect us would be as favorable to us as current loans and credit agreements. Under these circumstances we may need to consider various financing options, such as the sale of additional equity or some of our assets to meet the principal and interest payments we owe, negotiate with our lenders to restructure existing loans or explore other options available under applicable laws including those under reorganization or bankruptcy laws. We believe that our business will continue to generate cash and that we will be able to obtain new loans to meet our cash needs. However, the covenants in the indentures and credit agreements for our current debt provide some limitations on our ability to borrow more money.


Competition

The telecommunications services provided by Adelphia are subject to strong competition and potential competition from various sources.

     Our cable television business is subject to strong competition from several sources which could adversely affect revenue or revenue growth.

Our cable television systems compete with other means of distributing video to home televisions such as Direct Broadcast Satellite systems, commonly known as DBS systems, and Multichannel Multipoint Distribution systems commonly known as wireless cable. Some of the regional Bell telephone operating companies and other local telephone companies are in the process of entering the video-to-home business and several have expressed their intention to enter the video-to-home business.

In addition, because our systems are operated under non-exclusive franchises, other applicants may obtain franchises in our franchise areas. For example, some regional Bell telephone operating companies and local telephone companies have facilities which are capable of delivering cable television service and could seek competitive franchises.

The equipment which telephone companies use in providing local exchange service may give them competitive advantages over Adelphia in distributing video to home televisions. The regional Bell telephone operating companies and other potential competitors have much greater resources than Adelphia and would constitute formidable competition for our cable television business. We cannot predict either the extent to which competition will continue to materialize or, if such competition materializes, the extent of its effect on our cable television business.

Our cable television systems also face competition from other communications and entertainment media, including conventional off-air television broadcasting services, newspapers, movie theaters, live sporting events and home video products. We cannot predict the extent to which competition may affect us.

Our cable modem and dial up Internet access business is currently subject to strong competition and there exists the potential for future competition from a number of sources. With respect to high- speed cable modem service, telephone companies are beginning to implement various digital subscriber line services
(xDSL) that allow high-speed Internet access services to be offered over telephone lines. DBS companies offer high-speed Internet access over their satellite facilities and other terrestrial based wireless operators (e.g., MMDS) are beginning to introduce high-speed access as well. In addition, there are now a number of legislative, judicial and regulatory efforts seeking to mandate cable television operators to provide open access to their facilities to competitors that want to offer Internet access over cable services. With respect to dial up Internet access services, there are numerous competitive Internet Service Providers (ISPs) in virtually every franchise area. The local telephone exchange company typically offers ISP services, as do a number of other nationally marketed ISPs such as America Online, Compuserve and AT&T Worldnet. Adelphia cannot predict the extent to which competition will continue to materialize or, if such competition materializes, the extent of its effect on our Internet access business.

     Adelphia Business Solutions' operations are also subject to risk because Adelphia Business Solutions competes principally with established local telephone carriers that have long-standing utility relationships with their customers and pricing flexibility for local telephone services.

In each of the markets served by Adelphia Business Solutions' networks, the competitive local exchange carrier services offered by Adelphia Business Solutions compete principally with the services offered by the incumbent local telephone exchange carrier company serving that area. Local telephone companies have long-standing relationships with their customers, have the potential to subsidize competitive services from monopoly service revenues, and benefit from favorable state and federal regulations. The merger of Bell Atlantic and NYNEX created a very large company whose combined territory covers a substantial portion of Adelphia Business Solutions' markets. Other combinations are occurring in the industry. Mergers are pending between SBC and Ameritech, Bell Atlantic and GTE and Qwest and US West, which may have a material adverse effect on Adelphia Business Solutions' ability to compete and terminate and originate calls over Adelphia Business Solutions' networks.

We believe that local telephone companies will gain increased pricing flexibility from regulators as competition increases. Adelphia Business Solutions' operating results and cash flow could be materially and adversely affected by actions by regulators, including permitting the incumbent local telephone companies in Adelphia Business Solutions' markets to do the following:

 .    lower their rates substantially;

 .    engage in aggressive volume and term discount pricing practices for their customers;

 .    or charge excessive fees or otherwise impose on Adelphia Business Solutions excessive obstacles for interconnection to the incumbent local telephone company's networks.

     If the regional Bell telephone operating companies could get regulatory approval to offer long distance service in competition with Adelphia Business Solutions' significant customers, some of Adelphia Business Solutions' major customers could lose market share.

The regional Bell telephone operating companies can now obtain regulatory approval to offer long distance services if they comply with the local market opening requirements of the federal Telecommunications Act of 1996. To date, the FCC has denied the requests for approval filed by regional Bell operating companies in Adelphia Business Solutions' operating areas. However, Bell Atlantic's recent petition to provide long distance services originating in New York may soon be approved. An approval of such a request could result in decreased market share for the major long distance carriers which are among Adelphia Business Solutions' significant customers. This could have a material adverse effect on Adelphia Business Solutions.

In addition, once they obtain long distance authority, the regional Bell telephone operating companies could be less cooperative in providing access to their networks.

     The regional Bell telephone companies continue to seek other regulatory approvals that could significantly enhance their competitive position against Adelphia Business Solutions.

Some of the regional Bell operating companies have also recently filed petitions with the FCC requesting waivers of other obligations under the federal Telecommunications Act of 1996. These involve services Adelphia Business Solutions also provides such as high-speed data, long distance, and services to ISPs. If the FCC grants the regional Bell operating companies' petitions, this could have a material adverse effect on Adelphia Business Solutions.

     Potential competitors to Adelphia Business Solutions' telecommunications services include the regional Bell telephone companies, AT&T, MCIWorldCom and Sprint, electric utilities and other companies that have advantages over Adelphia Business Solutions.

Potential competitors for Adelphia Business Solutions include other competitive local exchange carriers, incumbent local telephone companies which are not subject to regional Bell operating companies' restrictions on offering long distance service, AT&T, MCIWorldCom, Sprint and other long distance carriers, cable television companies, electric utilities, microwave, wireless telecommunications providers, and private networks built by large end users. Both AT&T and MCIWorldCom offer local telephone services in some areas and are expanding their networks. AT&T and Tele-Communications, Inc. also recently merged, and MCIWorldCom and Sprint announced that they will merge. Although we have good relationships with the long distance carriers, they could build their own facilities, purchase other carriers or their facilities, or resell the services of other carriers rather than use Adelphia Business Solutions' services when entering the market for local exchange services.

Many of Adelphia Business Solutions' current and potential competitors, particularly incumbent local telephone companies, have financial, personnel and other resources substantially greater than those of Adelphia Business Solutions, as well as other competitive advantages over Adelphia Business Solutions.

We Are Subject To Extensive Regulation

     Our cable television and telecommunications businesses are heavily regulated as to rates we can charge and other matters. This regulation could limit our ability to increase rates, cause us to decrease then current rates or require us to refund previously collected fees.

The cable television industry and the provision of local telephone exchange services are subject to extensive regulation at the federal, state and local levels, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. In particular, FCC regulations limit our ability to set and increase rates for our basic service package and for the provision of cable television-related equipment. The law permits certified local franchising authorities to order refunds of rates paid in the previous 12-month period determined to be in excess of the permitted reasonable rates. It is possible that rate or refunds of previously collected fees may be required in the future. In addition, the FCC has commenced a proceeding to determine whether cable operators will be required to carry the digital signals of broadcast television stations. Such a requirement could require the removal of popular programming services with materially adverse results for cable operators.

We must comply with rules of the local franchising authorities to retain and renew our cable franchises, among other matters. There can be no not impose new and more restrictive requirements as a condition to franchise renewal.

Similarly, Adelphia Business Solutions is subject to state and local regulations and in some cases must obtain appropriate certifications and/or local franchises to construct facilities and offer services. There can be no assurance that Adelphia Business Solutions' state and local regulators will not impose new and more restrictive requirements as a condition to renew any required certifications and franchises.

Proposals are continuing to be made before Congress and the FCC to mandate cable operators to provide "open access" over their cable systems to other ISPs. To date, the FCC has declined to impose such requirements. This same open access issue is being considered by some local franchising authorities as well. Several local franchising authorities have mandated open access. This issue is being actively litigated. Recently, a federal district court in Portland, Oregon, upheld the authority of the local franchising authority to impose an open access requirement in connection with a cable television franchise transfer and that decision has been appealed to the U.S. Court of Appeals for the Ninth Circuit. If the FCC or other authorities mandate additional access to Adelphia's cable systems, we cannot predict the effect that this would have on our Internet access over cable business.

     The federal Telecommunications Act of 1996 may have a significant impact on our cable television and telephone businesses.

The federal Telecommunications Act of 1996 substantially changed federal, state and local laws and regulations governing our cable television and telecommunications businesses. This law could materially affect the growth and operation of the cable television industry and the cable services we provide. Although this legislation may lessen regulatory burdens, the cable television industry may be subject to new competition as a result. There are numerous rulemakings that have been and continue to be undertaken by the FCC which will interpret and implement the provisions of this law. Furthermore, portions of this law have been, and likely other portions will be, challenged in the courts. We cannot predict the outcome of such rulemakings or lawsuits or the short- and long-term effect, financial or otherwise, of this law and FCC rulemakings on us.

Similarly, the federal Telecommunications Act of 1996 removes entry barriers for all companies and could increase substantially the number of competitors offering comparable services in Adelphia Business Solutions' markets or potential markets. Furthermore, we cannot guarantee that rules adopted by the FCC or state regulators or other legislative or judicial initiatives relating to the telecommunications industry will not have a material adverse effect on Adelphia Business Solutions.

Unequal Voting Rights Of Stockholders

Adelphia has two classes of common stock--Class A which carries one vote per share and Class B which carries ten votes per share. Under Adelphia's Certificate of Incorporation, the Class A shares elect only one of our eight directors.

Control Of Voting Power By The Rigas Family

     The Rigas family can control stockholder very important matter.

While the public owns a majority of the outstanding shares of Adelphia's Class A common stock, the decisions on Rigas family owned about 13% of those shares as of November 12, 1999, as well as substantially all of the outstanding shares of Class B common stock. The Rigas family has also agreed to acquire approximately 6,200,000 and 2,500,000 shares of Class B common stock in the April Rigas Direct Placement and the October Rigas Direct Placement, respectively, which upon consummation would have resulted in the Rigas family beneficially owning shares representing approximately 26% of the total number of outstanding shares of both classes of Adelphia's common stock and approximately 68% of the total voting power of Adelphia's shares as of November 12, 1999. The Rigas family also owns shares of Adelphia's stock 8 1/8% Series C cumulative convertible preferred stock which, if converted, would increase its voting power and beneficial ownership. As a result of the Rigas family's stock ownership and an agreement among the Class B stockholders, members of the Rigas family have the power to elect nine of ten Adelphia directors. In addition, the Rigas family could control stockholder decisions on other matters such as amendments to Adelphia's Certificate of Incorporation and Bylaws, and mergers or other fundamental corporate transactions.

There Are Potential Conflicts Of Interest Between Adelphia And The Rigas Family

John J. Rigas and the other executive officers of Adelphia, including other members of the Rigas family, own other corporations and partnerships, which are managed by us for a fee. Subject to the restrictions contained in a business opportunity agreement regarding future acquisitions, Rigas family members and the executive officers are free to continue to own these interests and acquire additional interests in cable television systems. These activities could present a conflict of interest with Adelphia, such as how much time our executive officers devote to our business. In addition, there have been and will continue to be transactions between us and the executive officers or the other entities they own or have affiliations with. Our public debt indentures contain covenants that place restrictions on transactions between us and our affiliates.

Holding Company Structure And Potential Impact Of Restrictive Covenants In Subsidiary Debt Agreements

The Adelphia Parent Company directly owns no significant assets other than stock, partnership interests and equity and other interests in our subsidiaries and in other companies. This creates risks regarding our ability to provide cash to the Adelphia Parent Company to repay the interest and principal which it owes, our ability to pay cash dividends to our common stockholders in the future, and the ability of our subsidiaries and other companies to respond to changing business and economic conditions and to get new loans.

     The Adelphia Parent Company depends on its subsidiaries and other companies in which it has investments to fund its cash needs.

The public indentures and the credit agreements for bank and other financial institution loans of our subsidiaries and other companies in which we have invested, restrict their ability and the ability of the companies they own to make payments to the Adelphia Parent Company. These agreements also place other restrictions on the borrower's ability to borrow new funds. The ability of a subsidiary or a company in which we have invested to comply with debt restrictions may be affected by events that are beyond our control. The breach of any of these covenants could result in a default which could result in all loans and other amounts owed to its lenders becoming due and payable. Our subsidiaries and companies in which we have invested might not be able to repay in full the accelerated loans.

It Is Unlikely You Will Receive A Return On Your Shares Through The Payment Of Cash Dividends

Adelphia has never declared or paid cash dividends on any of its common stock and has no intention of doing so in the foreseeable future. As a result, it is unlikely that you will receive a return on your shares through the payment of cash dividends.

Future Sales Of Outstanding Common Stock Could Adversely Affect The Market Price Of Our Common Stock

Sales of a substantial number of shares of Class A common stock or Class B common stock, including sales by any pledgees of such shares, could adversely affect the market price of our Class A common stock and could impair our ability in the future to raise capital through stock offerings. Under various registration rights agreements or arrangements, as of May 1, 1999, the Rigas family has the right, subject to some limitations, to require Adelphia to register substantially all of the shares which it owns of the Class A common stock--15,029,119 shares, Class B common stock--10,736,544 shares and the equivalent number of shares of Class A common stock into which they may be converted, and convertible preferred stock--80,000 shares and the 9,433,962 shares of Class A common stock into which they may be converted. Among others, Adelphia has registered or agreed to register for public sale the following shares:

 . for the Rigas family--up to 15,000,000 shares of Class A common stock, 80,000 shares of convertible preferred stock and the Class A common stock issuable upon conversion of the convertible preferred stock;

 . for Booth American Company--3,571,428 shares of Class A common stock owned as of March 24, 1998;

 . for the selling stockholders receiving shares in the Verto Communications, Inc. acquisition--2,574,379 shares of Class A common stock, including the shares being offered under this prospectus supplement;

 . for the owners of FrontierVision Partners, L.P.--7,000,000 shares of Class A common stock in connection with the FrontierVision acquisition;

 . in connection with the Century Communications Corp. acquisition, approximately 48,700,000 shares of Class A common stock; and

 . in connection with the pending acquisition of the Greater Cleveland system from Cablevision Systems Corporation, $540 million in Class A common stock to be issued at closing.

Approximately 14,904,000 shares of Class A common stock and up to 80,000 shares of convertible preferred stock, including the underlying Class A common stock, have been pledged in connection with margin loans made to members of the Rigas family. These pledgees could freely sell any shares acquired upon a foreclosure.

Purchasers Of Our Common Stock Will Incur Immediate Dilution

Persons purchasing common stock will incur immediate and substantial net tangible book value dilution.

Our Acquisitions And Expansion Could Involve Operational And Other Risks

Because we are experiencing a period of rapid expansion through acquisition, the operating complexity of Adelphia, as well as the responsibilities of management personnel, have increased. Our ability to manage such expansion effectively will require us to continue to expand and improve our operational and financial systems and to expand, train and manage our employee base.

The Century, FrontierVision and Harron acquisitions and some of our other recent acquisitions involve the acquisition of companies that have previously operated independently. We may not be able to integrate the operations of these companies without some level of difficulty, such as the loss of key personnel. There is no guarantee that we will be able to realize the benefits expected from the integration of operations from these transactions.

Because the cable systems acquired in the Century, FrontierVision and Harron acquisitions are in the same industry as those of Adelphia, the acquired systems will generally be subject to the same risks as those of Adelphia, such as those relating to competition, regulation, year 2000 issues and technological developments.

Year 2000 Issues Present Risks To Our Business Operations In Several Ways

The year 2000 issue refers to the potential inability of computerized systems and technologies to properly recognize process dates beyond December 31, 1999. This could present risks to the operation of our business in several ways. Our computerized business applications that could be adversely affected by the year 2000 issue include:

 .  information processing and financial reporting systems;

 .  customer billing systems;

 .  customer service systems;

 .  telecommunication transmission and reception systems; and

 .  facility systems.

System failure or miscalculation could result in an inability to process transactions, send invoices, accept customer orders or provide customers with products and services. Although we are evaluating the impact of the year 2000 issue on our business and are seeking to implement necessary solutions, this process has not been completed.

There can be no assurance that the systems of other companies on which our systems rely will be year 2000 ready or compatible with our systems. Our failure or a third-party's failure to become year 2000 ready, or its inability to become compatible with third parties with which we have a material relationship, including parties acquired by us, may have a material adverse effect on Adelphia, including significant service interruption or outages; however, we cannot currently estimate the extent of any such adverse effects.

Forward-Looking Statements In This Prospectus Supplement Are Subject To Risks and Uncertainties

The statements contained or incorporated by reference in this prospectus supplement that are not historical facts are "forward-looking statements" and can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "intends" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.

Certain information set forth or incorporated by reference in this prospectus supplement, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Adelphia's Transition Report on Form 10-K and in Adelphia's Form 10-Qs, is forward-looking, such as information related to the effects of future regulation, future capital commitments and the effects of competition. Such forward-looking information involves important risks and uncertainties that could significantly affect expected results in the future from those expressed in any forward-looking statements made by, or on behalf of, us. These risks and uncertainties include, but are not limited to, uncertainties relating to economic conditions, the availability and cost of capital, acquisitions and divestitures, government and regulatory policies, the pricing and availability of equipment, materials, inventories and programming, technological developments, year 2000 issues and changes in the competitive environment in which we operate. Persons reading this prospectus supplement are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements.

                                   DILUTION

     The net tangible book value of Adelphia's common stock as of September 30, 1999 was a deficit of approximately $941,484,000 or ($15.39) a share. Net tangible book value per share represents the amount of Adelphia's convertible preferred stock, common stock and other stockholders' equity, less intangible assets, divided by shares of Adelphia's common stock outstanding. Purchasers of Class A common stock will have an immediate dilution of net tangible book value which, due to our having a net tangible book value deficit, will exceed the purchase price per share.

                             SELLING STOCKHOLDERS

     The selling stockholders listed below acquired 13,355 shares of Class A common stock from us in connection with post-closing adjustments made as part of the Verto transaction. As part of the Verto transaction, the selling stockholders received an additional 2,561,024 shares of Adelphia Class A common stock in exchange for their equity interests in Verto. As of the date of this prospectus supplement, the Selling Stockholders held 1,484,588 shares of Adelphia Class A common stock which includes 13,355 shares of Class A common stock received as part of the post-closing adjustments and 1,471,233 shares of Class A common stock which represents the number of shares that the selling stockholders still hold out of the 2,561,024 they received at the closing of the Verto transaction. Adelphia, Verto and each of the selling stockholders is a party to the Verto merger agreement and the related registration rights agreement. Under the registration rights agreement, Adelphia has agreed to register all shares of Class A common stock issued in the Verto merger to the Verto shareholders. Registration of these shares does not necessarily mean that the selling stockholders will sell all or any of the shares.

     No selling stockholder has held any positions or office or had any material relationship with us, our predecessors or affiliates during the past three years. In addition, one or more of the selling stockholders may donate, pledge or transfer as gifts some or all of their shares, or may pledge or transfer its or their shares for no value to other beneficial owners. This prospectus supplement may also be used for resales by these pledgees, donees or transferees of the selling stockholders listed below and we will identify any of those pledgees, donees or transferees in a supplement to the original prospectus.

     The shares listed below represent, as of December 21, 1999, all of the shares that each of the selling stockholders beneficially owns, the number of shares each of them may offer and the number of shares each of them will own after the offering assuming they sell all of the shares. The numbers presented under "Class A Common Shares Held After Offering" and "Percent of Class A Common Shares Held After Offering" in the table below assume that all of the shares held by the selling stockholders and being offered under this prospectus supplement are sold, and that the selling stockholders acquire no additional shares of common stock before the completion of this offering.


                                                                                                                  Percent of
                                                                                           Class A                Class A
                           Class A               Percent of           Class A              Common                 Common
                           Common                Class A Common       Common Shares        Shares Held            Shares Held
Name                       Before Offering       Before Offering      Offered Hereby       After Offering         After Offering
----                       ---------------       ---------------      --------------       --------------         --------------
Louis Pagnotti, Inc.           1,064,438                  *%             1,064,438                 --                     --

The Ithaka  Company               35,740                  *                 35,740                 --                     --

Tedesco Corporation               46,489                  *                 46,489                 --                     --

Charles E. and Mary               10,532                  *                 10,532                 --                     --
 M. Parente+

Brian J. Parente+                 82,179                  *                 82,179                 --                     --

John Parente+                     66,179                  *                 66,179                 --                     --

Charles Parente,                  72,179                  *                 72,179                 --                     --
 Jr., M.D.+

Marla Parente                     72,179                  *                 72,179                 --                     --
 Sgarlat+

Brynfran Associates               34,673                  *                 34,673                 --                     --
                                                                         ---------

TOTAL                          1,484,588                1.3%             1,484,588                 --                     --%
                               =========                ===              =========                 ==                     ==


* Less than one percent

+ Each of the these selling stockholders is a partner in Brynfan Associates. Each of these selling stockholders received or will receive the shares listed in the table as a result of a distribution of interest in Brynfan Associates.

                                USE OF PROCEEDS

  All net proceeds from the sale of the shares will go to the stockholders who offer and sell them. We will not receive any proceeds from the sale of shares by the selling stockholders.

                             PLAN OF DISTRIBUTION

  Adelphia is registering the shares on behalf of the selling stockholders. References in this section to selling stockholders also include any pledgees, donees or transferees identified in a supplement to the original prospectus as described above. The selling stockholders may offer their shares at various times in one or more of the following transactions:

  . in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

  .  in the over-the-counter market;

  . in private transactions other than in the over-the-counter market or on an exchange;

  .  in connection with short sales of shares;

  .  by pledge to secure debts and other obligations;

  . in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

  .  in a combination of any of the above transactions.

  The selling stockholders may sell their shares at market prices at the time of sale, at prices related to market prices, at negotiated prices or at fixed prices.

  The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents. The selling stockholders, any brokers, dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with these sales, and any profits realized or commissions received may be deemed underwriting compensation.

  The selling stockholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of Adelphia's Class A common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery, to that broker-dealer or other financial institution, the shares offered under this prospectus supplement. The shares that broker-dealer or other financial institution receives in those types of transactions may be resold under this prospectus supplement.

  Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of that Rule.

  When a particular offering of shares is made, if required, we will distribute to you a prospectus supplement. This supplement will set forth the names of the selling stockholders, the aggregate amount and type of shares being offered, the number of such securities owned prior to and after the completion of any such offering, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

  To comply with the securities law in some jurisdictions, the shares will be offered or sold in particular jurisdictions only through registered or licensed brokers or dealers. In addition, in some jurisdictions the shares may not be offered or sold unless they have been registered or qualified for sale in that jurisdictions or an exemption from registration or qualification is available and is complied with.

  To comply with rules and regulations under the Exchange Act, persons engaged in a distribution of the shares may be limited in their ability to engage in market activities with respect to such shares. In addition and without limiting the foregoing, each selling stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders. All of these things may affect the marketability of the shares.

  All expenses of the registration of the shares will be paid by Adelphia, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. Subject to some limitations, the selling stockholders will be indemnified by Adelphia against civil liabilities, including liabilities under the Securities Act, or will be entitled to contribution in connection therewith. Subject to some limitations, Adelphia will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                      WHERE YOU CAN FIND MORE INFORMATION

  Adelphia files annual, quarterly and special reports, as well as proxy statements and other information with the SEC. You may read and copy any document Adelphia files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices in Chicago, Illinois or New York, New York. You may obtain further information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Adelphia's SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants like Adelphia that file electronically with the SEC.

  This prospectus supplement is part of a registration statement on Form S-3 filed by Adelphia with the SEC under the Securities Act. As permitted by SEC rules, this prospectus supplement does not contain all of the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

  The SEC allows Adelphia to "incorporate by reference" into this prospectus supplement the information it files with the SEC. This means that Adelphia can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement. If Adelphia subsequently files updating or superseding information in a document that is incorporated by reference into this prospectus supplement, the subsequent information will also become part of this prospectus supplement and will supersede the earlier information.

  Adelphia is incorporating by reference the following documents that it has filed with the SEC:

        . our Transition Report on Form 10-K for the nine months ended December 31, 1998, which incorporates, in Items 7 and 8 to such Form 10-K, portions of the Form 10-K for the fiscal year ended December 31, 1998 of Olympus Communications, L.P. and Olympus Capital Corporation, as amended by Adelphia's Form 10-K/A;

        . our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999 (collectively, the "Form 10-Qs");

        . our Current Reports on Form 8-K for the events dated January 11, 1999, February 22, 1999, February 23, 1999, March 5, 1999, March 30,
           1999, March 31, 1999, April 9, 1999, April 19, 1999, April 21, 1999,
           April 23, 1999, April 27, 1999, April 28, 1999, May 26, 1999, June
           22, 1999, August 11, 1999, September 9, 1999, September 16, 1999,
           September 21, 1999, September 29, 1999, September 30, 1999, October 1, 1999, October 25, 1999, November 23, 1999 and December 8, 1999;

        . our definitive proxy statement dated October 4, 1999 with respect to the Annual Meeting of Stockholders held on October 25, 1999; and

        .  the description of its Class A common stock contained in

           . Adelphia's registration statement filed with the SEC under Section 12 of the Exchange Act and subsequent amendments and reports filed to update such description and

           .  Adelphia's registration statement on Form S-3 (File No.
              333-78027).

  Adelphia is also incorporating by reference into this prospectus supplement all of its future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed.

  You may obtain a copy of any of our filings which are incorporated by reference, at no cost, by writing to or telephoning us at the following address:

                      Adelphia Communications Corporation
                      One North Main Street
                      Coudersport, Pennsylvania 16915
                      Attention:  Investor Relations Telephone: (814) 274-9830

  You should rely only on the information provided in this prospectus supplement or incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the first page of the prospectus supplement. Adelphia is not making this offer of securities in any state or country in which the offer or sale is not permitted.

                                    EXPERTS

  The consolidated financial statements of Adelphia and its subsidiaries as of March 31, 1998 and December 31, 1998, and for the years ended March 31, 1997 and 1998 and the nine months ended December 31, 1998, and the consolidated financial statements of Olympus and its subsidiaries as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, all incorporated in this prospectus supplement by reference from Adelphia's Transition Report on Form 10-K for the nine months ended December 31, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of FrontierVision Partners, L.P. and subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three year period ended December 31, 1998, have been incorporated by reference herein from Adelphia's Current Report on Form 8-K filed September 9, 1999, in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

  The consolidated financial statements of Harron Communications Corp. and subsidiaries as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, have been incorporated in this prospectus supplement by reference from Adelphia's Current Report on Form 8-K filed September 9, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of Century Communication Corp. and subsidiaries as of May 31, 1998 and 1997 and for each of the three years in the period ended May 31, 1998, incorporated by reference in this prospectus supplement from Adelphia's Current Report on Form 8-K filed June 22, 1999, and the consolidated financial statements of Century Communications Corp. and subsidiaries as of May 31, 1999 and 1998 and for each of the three years in the period ended May 31, 1999, incorporated by reference in this prospectus supplement from Adelphia's

Current Report on Form 8-K filed September 9, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      Adelphia Communications Corporation


                   1,484,588 Shares of Class A Common Stock


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                             PROSPECTUS SUPPLEMENT

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We have not authorized any dealer, salesperson or other person to give any information or represent anything contained in this prospectus supplement. You must not rely on any unauthorized information. This prospectus supplement does not offer to sell nor does it solicit to buy any shares of Class A common stock in any jurisdiction where it is unlawful. The information in this prospectus supplement is current as of December 28, 1999.